July 22, 2014

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Trxade Group, Inc.

Registration Statement on Form 10

Filed June 11, 2014

File No. 000-55218

Dear Mr. Reynolds:

We are submitting this letter on behalf of Trxade Group, Inc., a Delaware corporation (the “Company”) with respect to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 7, 2014 relating to the Company’s Registration Statement on Form 10 (Registration No. 000-55218) filed with the Commission on June 11, 2014 (the “Registration Statement”).  Please be advised that the Company intends to submit Amendment No. 1 to the Registration Statement, along with a letter responding to the comments from the Staff, no later than July 25, 2014.

Should you have any questions, please call the undersigned at (310) 789-1255.

Very truly yours,

/s/ Lawrence P. Schnapp
Lawrence P. Schnapp